LETTERHEAD OF PRUDENTIAL INVESTMENTS LLC

July 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Prudential World Fund, Inc.

Securities Act File No. 2-89725

Withdrawal of Post-Effective Amendment No. 72 to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Prudential World Fund, Inc. (the “Registrant”) hereby respectfully requests that Post-Effective Amendment No. 72 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed on July 10, 2013, Accession No. 0000067590-13-000746, be withdrawn.

In making this request for withdrawal, the Registrant confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at (973) 367-5401.

Very truly yours,

PRUDENTIAL WORLD FUND, INC.

By: /s/ Amanda S. Ryan

Amanda S. Ryan, Assistant Secretary